Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 13, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement and a press release on January 12, 2009, copies of which are attached as Exhibit 99.1 and Exhibit 99.2 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated January 12, 2009

99.2	Press release, dated January 12, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

January 13, 2009	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

U.S. SECURITIES CLASS ACTION

Plaintiffs-Appellants’ Motion of Voluntary Dismissal of Appeal

On January 8, 2009 (New York time), the plaintiffs-appellants filed with the Second Circuit Court a motion of voluntary dismissal of appeal under FRAP Rule 42(b), which motion was granted by the Second Circuit Court on the same day, thus, making the summary judgment decision granted on September 3, 2008 (New York time) by the New York Southern District Court final. The appeal is therefore dismissed with prejudice.

Reference is made to the announcements of China Life Insurance Company Limited (the “Company”) dated March 17, 2004 and September 4, 2008 and the relevant disclosure made in the Company’s 2008 third quarter report in relation to a complaint filed in the United States of America (the “U.S.”) in respect of a purported violation of the U.S. Securities Exchange Act of 1934 against the Company and certain individuals (the “Defendants”) (the “Class Action”).

As disclosed in the aforesaid documents, the plaintiffs brought the Class Action in the U.S. on March 16, 2004. On September 3, 2008 (New York time), the U.S. District Court for the Southern District of New York (the “New York Southern District Court”) granted the Defendants’ motion to dismiss the Class Action brought against the Defendants. Subsequently, the plaintiffs filed a Notice of Appeal stating their intention to appeal the decision of New York Southern District Court to the U.S. Court of Appeals for the Second Circuit (the “Second Circuit Court”) on October 14, 2008 (New York time).

On January 8, 2009 (New York time), the plaintiffs-appellants filed with the Second Circuit Court a motion of voluntary dismissal of appeal under FRAP Rule 42(b), which motion was granted by the Second Circuit Court on the same day, thus, making the summary judgment decision granted on September 3, 2008 (New York time) by the New York Southern District Court final. The appeal is therefore dismissed with prejudice.

Commission File Number 001-31914

By Order of the Board of

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Hong Kong, January 12, 2009

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Chao, Wan Feng, Lin Dairen, Liu Yingqi
Non-executive Directors:	Miao Jianmin, Shi Guoqing, Zhuang Zuojin
Independent Non-executive Directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung

Commission File Number 001-31914

Exhibit 99.2

For Immediate Release

China Life Insurance Company Limited

Beijing, China, January 12, 2009 – China Life Insurance Company Limited (the “Company”) (NYSE: LFC; HKSE: 2628; SHSE: 601628) announced today that the securities class action litigation that has been pending against the Company since March 16, 2004 in a United States court has been finally terminated in the Company’s favor.

As previously announced, on September 3, 2008, the U.S. District Court for the Southern District of New York granted summary judgment to the Company on the plaintiffs’ complaint, finding that the complaint had no merit. The plaintiffs then filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit on October 14, 2008, but on January 8, 2009, the plaintiffs filed a motion for voluntary dismissal of that appeal, which motion was granted by the Second Circuit Court on the same day, thus, making the lower court’s summary judgment decision final.

For further information, please contact:

Ke Li

Tel:	+86 10 8525-3218
Fax:	+86 10 8525-2210
Email:	like@e-chinalife.com